

May 10, 2011

Via E-mail
Mr. John G. Call, Senior Vice President and Chief Financial Officer
Ross Stores, Inc.
4440 Rosewood Drive
Pleasanton, California 94588

     Re: Ross Stores, Inc.
              Form 10-K for Fiscal Year End January 29, 2011
              Filed March 29, 2011
              File No. 000-14678

Dear Mr. Call:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year End January 29, 2011

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 14

1. Please confirm that in future filings, you will provide the information required by Item 201(a)(1)(ii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

2. We note the reference to "packaway inventory" on page 22 and statements regarding the cash provided by, and replenishment of, your merchandise inventory. We also note the description of packaway on page four as approximately half of your inventory, which is merchandise purchased "with the intent that it will be stored in our warehouses until a later date." Please revise your Management's Discussion and Analysis in future filings to clarify in quantitative and qualitative terms the turnover of your packaway inventory, the effect upon liquidity of the delayed turnover of packaway inventory, and any known trends, events or uncertainties with respect to it.   See Item 303(a)(1) of Regulation S-K and Instructions 1 and 2 to Item 303(a). Please provide draft disclosure.

Financial Statements
Notes to Financial Statements
Note A: Summary of Significant Accounting Policies
Revenue, page 35

3. It appears from your disclosure that revenue from the sale of gift cards is deferred until redeemed for a purchase. Please provide us with and confirm that in future filings you will revise to clarify your policy as it relates to gift cards that are never redeemed or not redeemed over an extended period of time. Please ensure your response addresses when and if your gift cards expire and when the liability for unredeemed gift cards is removed from the balance sheet.

Item 9A – Controls and Procedures
Disclosure Controls and Procedures, page 53

4. We note your statement that "any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met". Please provide us with and confirm that in future filings you will revise your disclosure to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.

Exhibits

5. We note exhibit 10.14 appears to be missing attachments, exhibits or appendices. Please confirm that you will file the exhibit in its entirety with your next periodic report pursuant to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director